JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085



Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

22nd September 2003



03032469

03 OCT -2 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

I enclose for your information a copy of each of the press announcements issued on 29th July 2003 and 4th September 2003 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

10/2



Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

To: Business Editor

For immediate release

Cycle & Carriage Rights Issue Results

4th September 2003 – The following press release was issued today by the Company's subsidiary, Cycle & Carriage Limited announcing the results of its rights issue.

Following the acceptance of 46,172,201 rights shares (including 3,088,971 rights shares which were the subject of nil-paid rights acquired) by subsidiaries of the Company, Jardine Strategic's stake in Cycle & Carriage is expected to increase from the current 52.6% to 53.5% upon issue of the rights shares.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 9387 9577

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

This press release is not for distribution, directly or indirectly, in or into the United States. This press release is not, and is not intended to be, an offer of securities for sale in the United States. Securities may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) absent registration or an exemption from registration. There will be no public offer of securities in the United States.

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED
(Incorporated in the Republic of Singapore)

RENOUNCEABLE RIGHTS ISSUE (THE "RIGHTS ISSUE") OF 81,959,696 NEW ORDINARY SHARES OF S$1.00 EACH ("RIGHTS SHARES") IN THE CAPITAL OF CYCLE & CARRIAGE LIMITED (THE "COMPANY") AT S$3.00 FOR EACH RIGHTS SHARE, ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY THREE EXISTING ORDINARY SHARES OF S$1.00 EACH IN THE CAPITAL OF THE COMPANY HELD AS AT 5.00 P.M. ON 14 AUGUST 2003, FRACTIONS OF A RIGHTS SHARE BEING DISREGARDED

1. RESULTS OF THE RIGHTS ISSUE

1.1 **Level of Subscription.** The Board of Directors (the "**Board**") of Cycle & Carriage Limited is pleased to announce that, as at the close of the Rights Issue on 2 September 2003, valid acceptances and excess applications for a total of 106,048,501 Rights Shares were received, representing approximately 129.4 per cent. of the total number of Rights Shares under the Rights Issue. Based on these results, the Rights Issue has been 1.29 times over-subscribed.

Details of the valid acceptances and excess applications for Rights Shares received are as follows:

(i) valid acceptances were received for a total of 80,042,844 Rights Shares, representing approximately 97.7 per cent. of the total number of Rights Shares under the Rights Issue; and

(ii) excess applications were received for a total of 26,005,657 Rights Shares, representing approximately 31.7 per cent. of the total number of Rights Shares under the Rights Issue (the "**Excess Applications**").

1.2 **Allocation of Rights Shares for Excess Applications.** The Board shall allocate the balance of 1,916,852 Rights Shares which were not validly accepted to satisfy the Excess Applications in such manner as it deems fit. An announcement will be made by the Company once the allocation of Rights Shares for Excess Applications is completed.

2. INVALID OR UNSUCCESSFUL ACCEPTANCES AND EXCESS APPLICATIONS

Where any acceptance for Rights Shares and/or Excess Application is unsuccessful or invalid, the amount paid on acceptance and/or application will be refunded to such applicants, without interest or any share of the revenue or other benefit arising therefrom, within 14 days after the close of the Rights Issue on 2 September 2003 by ordinary post and at their own risk (if the acceptance and/or application was through The Central Depository (Pte) Limited or the share registrar) or by crediting the relevant accounts of such applicants at their own risk (if the

acceptance and/or application was through the authorised trading centre or by way of electronic application through an automated teller machine of a participating bank).

3. FURTHER INFORMATION

For further information, please contact the following:

The Company:

Ho Yeng Tat
Group Company Secretary
Tel: +65 6470 8108

UBS AG, Singapore Branch:

Vineet Mishra
Director, Investment Banking Department
Tel: +65 6836 5744
Mobile: +65 9730 3894

Ganen Sarvananthan
Director, Equity Capital Markets
Tel: +65 6836 5729
Mobile: +65 9862 3803

BY ORDER OF THE BOARD

Ho Yeng Tat
Group Company Secretary

4 September 2003
Singapore

This announcement is not for distribution, directly or indirectly, in or into the United States. This announcement is not, and is not intended to be, an offer of securities for sale in the United States. Securities may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) absent registration or an exemption from registration. There will be no public offer of securities in the United States.



Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

To: Business Editor

29th July 2003
For immediate release

Cycle & Carriage Limited
Proposed Rights Issue

The following press release was issued today by the Company's 50.33%-owned subsidiary, Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

This press release is not for distribution, directly or indirectly, in or into the United States. This press release is not, and is not intended to be, an offer of securities for sale in the United States. Securities may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) absent registration or an exemption from registration. Any public offering of securities

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

(Incorporated in the Republic of Singapore)

PROPOSED RIGHTS ISSUE

1. INTRODUCTION

The Board of Directors of Cycle & Carriage Limited ("**Cycle & Carriage**" or the "**Company**") is pleased to announce (the "**Announcement**") that the Company plans to raise between approximately S$245.7 million and S$248.1 million by way of a renounceable, underwritten rights issue (the "**Rights Issue**") at an issue price of S$3.00 for each new ordinary share of S$1.00 each ("**Rights Shares**") in the capital of the Company.

2. TERMS OF RIGHTS ISSUE

2.1 **Basis**. The Rights Issue will be offered to shareholders of the Company on the basis of one new Rights Share for every three ordinary shares of S$1.00 each ("**Shares**") held in the capital of the Company as at 5.00 p.m. (Singapore time) on 14 August 2003 (the "**Books Closure Date**"), fractions of a Rights Share being disregarded. Entitled Shareholders (as defined in Section 12 below) are eligible to apply for additional Rights Shares in excess of their provisional allotments of Rights Shares under the Rights Issue.

2.2 **Issue Price**. Each Rights Share will be offered and issued at S$3.00 (the "**Issue Price**").

The Issue Price represents a discount of approximately 39.8 per cent. to the closing price of S$4.98 per Share on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") on 28 July 2003, being the last trading day prior to the date of this Announcement.

2.3 **Size of Rights Issue**. Based on the issued and paid-up share capital of the Company as at the date of this Announcement, comprising 245,658,088 Shares and the 2,407,900 options (the "**Options**") granted under the CCL Executives' Share Option Scheme 2000 and the CCL Senior Executives' Share Option Scheme (together referred to as the "**ESOS**") which are exercisable as at the date of this Announcement (the "**Vested Options**"), the Company will issue a minimum of 81,886,029 and a maximum of 82,688,662 Rights Shares, representing approximately 33.3 per cent. and 33.7 per cent., respectively, of the issued share capital of the Company as at the date of this Announcement. The actual number of Rights Shares to be issued will depend on the number of Vested Options which are exercised by the Books Closure Date.

2.4 **Ranking**. The Rights Shares are payable in full upon acceptance and/or application and will, upon allotment and issue, rank *pari passu* in all respects with the then existing issued Shares. The Rights Shares will be eligible for the interim dividend for 2003 announced by the Company today, as further described in Section 6 below.

2.5 **Manager and Financial Adviser**. The Company has appointed UBS AG, Singapore Branch ("**UBS**") as manager and financial adviser for the Rights Issue.

3. INDICATIVE TIMETABLE

An indicative timetable of the Rights Issue is set out below:

Event		**Date**
Shares trade cum-rights	:	29 July 2003 from 2.00 p.m.
Shares trade ex-rights	:	12 August 2003 from 9.00 a.m.
Books Closure Date	:	14 August 2003 at 5.00 p.m.
Commencement of trading of "nil-paid" rights	:	*19 August 2003 from 9.00 a.m.*
Despatch of Abridged Prospectus and forms to Entitled Shareholders	:	*19 August 2003*
Last date and time for splitting rights (for Entitled Scripholders (as defined below))	:	*27 August 2003 at 4.45 p.m.*
Trading of "nil-paid" rights ceases	:	*27 August 2003 at 5.00 p.m.*
Last date and time for acceptance of and payment for Rights Shares	:	*2 September 2003 at 4.45 p.m. (9.30 p.m. for electronic applications)*
Last date and time for renunciation of and payment for Rights Shares (for Entitled Scripholders)	:	*2 September 2003 at 4.45 p.m.*
Last date and time for application and payment for excess Rights Shares	:	*2 September 2003 at 4.45 p.m. (9.30 p.m. for electronic applications)*
Expected date for issuance of Rights Shares	:	*9 September 2003*
Expected date for listing and commencement of trading of Rights Shares	:	*10 September 2003 from 9.00 a.m.*

All dates shown in italics are indicative only and are subject to confirmation. Definitive dates

4. PURPOSE OF THE RIGHTS ISSUE AND USE OF PROCEEDS

4.1 Purpose of the Rights Issue

The purpose of the Rights Issue is to strengthen the balance sheet of the Company and its subsidiaries (the "**Group**") and to finance the Company's long-term strategic investment in PT Astra International Tbk ("**Astra**") with shareholders' funds.

The Company has made a significant investment in Astra in recent years to diversify and expand the Group's earnings base in an industry sector where the Group has experience. The increase in contribution from Astra was the major component of the 46.9 per cent. growth in profit before financing charges which the Group achieved in 2002. In the six months to 30 June 2003, the Group's profit before financing charges grew by 4.6 per cent. compared to the corresponding period of the previous year, with the Astra contribution continuing to be the largest element of the improvement. In addition, following a successful debt restructuring and rights issue, Astra announced on 8 July 2003 that it expects to accomplish the release date ("**Release Date**", being the date on which certain of the restrictions on its activities required by its debt restructuring will be released) by the end of this year and that, in the absence of unforeseen circumstances, it is possible for it to pay a total final dividend for the current financial year ending 31 December 2003 ("**FY2003**") of around 25 per cent. of its net profit excluding extraordinary income. This would include an interim dividend for FY2003 of 50 Rupiahs per share, anticipated to be paid before December 2003. Astra's announcement also stated that it aims to increase the amount of its dividend payment progressively until it reaches an amount of 50 per cent. of its net profit, subject to the achievement of a satisfactory business performance and the maintenance of a sound financial position.

Largely as a consequence of the investment in Astra, the Group's consolidated net debt increased to S$777.8 million as at 30 June 2003, compared to S$91.3 million as at 31 December 1999. Approximately 79.0 per cent. of the Group's borrowings as at 30 June 2003 are repayable within 12 months.

The Directors believe that Astra is now soundly financed, able to resume regular dividend payments and will continue to be a major long-term contributor to the Group's profit. Accordingly, the Directors believe it is now an opportune time to proceed with the Rights Issue and to utilise the net proceeds to reduce the Group's borrowings.

4.2 Use of Proceeds

The net proceeds of the Rights Issue (after deducting estimated expenses) are expected to be between approximately S$233.7 million and S$236.1 million. The proceeds will be utilised to reduce the short-term borrowings of the Group incurred to support the Group's investment in Astra.

5. UNDERWRITING ARRANGEMENTS

5.1 **Underwriting**. In connection with the Rights Issue, the Company has today entered into a management and underwriting agreement (the "**Management and Underwriting Agreement**") with UBS, J.P. Morgan (S.E.A.) Limited ("**JPM**") and Oversea-Chinese Banking

Rights Shares to be allotted and issued by the Company pursuant to the Rights Issue). The commission payable to the Joint Underwriters by the Company shall be 2.8 per cent. of the aggregate amount of the Issue Price of the Underwritten Rights Shares.

The percentage of the total number of Rights Shares each Joint Underwriter has agreed to subscribe and/or procure subscriptions for is as follows:

Joint Underwriter	Percentage (%)
UBS	61.75
JPM	33.25
OCBC	5.00
Total	100.00

DBS Bank Ltd and United Overseas Bank Limited are acting as sub-underwriters to the Rights Issue.

5.2 **Placement Obligation**. JSH Asian Holdings Ltd ("**JAH**"), a wholly-owned subsidiary of Jardine Strategic Holdings Limited ("**JSH**"), and the Joint Underwriters have today also entered into a placement agreement (the "**JAH Placement Agreement**"), pursuant to which JAH has agreed to subscribe or procure subscriptions by one or more of its related corporations ("**Placee Related Corporations**") for the Rights Shares that are not successfully subscribed for, which shall not exceed 75 per cent. of the Rights Shares (less any Rights Shares which JAH and/or any Placee Related Corporation has successfully subscribed for), on the terms and subject to the conditions of the JAH Placement Agreement. JSH is the controlling shareholder of the Company and as at the date of this Announcement, holds 50.3 per cent. of the issued and paid up capital of the Company.

The placement commission payable to JAH by UBS, on behalf of the Joint Underwriters, will be 2.5 per cent. of the aggregate amount of the Issue Price for the maximum number of Rights Shares which JAH has committed to subscribe or procure subscriptions for.

5.3 **Irrevocable Undertakings**. As at the date of this Announcement, none of the shareholders of the Company has given an irrevocable undertaking to the Company or any of the Joint Underwriters to subscribe and/or procure subscriptions for any of their respective entitlements under the Rights Issue.

6. PROPOSED DIVIDENDS FOR FY2003

The Directors have today declared a gross interim dividend of S$0.03 per Share for FY2003. The books closure date for the interim dividend entitlement will be after the close of the Rights Issue and is currently expected to be 15 September 2003. Accordingly, the Rights Shares will be eligible for the said interim dividend to be paid by the Company.

Considering the current financial position of the Group, the Directors intend, subject to certain factors, to recommend a final gross dividend of S$0.12 per Share for the current financial year. The intended total dividend of S$0.15 per Share for the financial year ending 31

rights price is calculated using the net proceeds from the Rights Issue and assuming that none of the Vested Options are exercised between the date of this Announcement and the Books Closure Date.

In considering a gross dividend for the financial years thereafter, the Directors will take into account the Company's current desire to maintain and potentially increase dividend per Share subject to the Company's policy of enhancing shareholder value over the longer term and other factors including:

(i) the earnings from the Company's Singapore operations and other fully controlled subsidiaries;

(ii) dividend contribution from the Company's associates;

(iii) the level of the Company's cash, gearing, return on equity and retained earnings;

(iv) the Group's expected financial performance;

(v) the Company's investment plans; and

(vi) the dividend yield of comparable companies in Singapore.

7. DESCRIPTION OF BUSINESS

Appendix 1 to this Announcement sets out the Group's business profile and strategy.

8. FINANCIAL EFFECTS OF RIGHTS OFFERING

Appendix 2 to this Announcement sets out an analysis of the financial effects of the Rights Issue on the Group.

9. WORKING CAPITAL

The Group had positive working capital as at 31 December 2000 and 31 December 2001, but negative working capital of S$69.4 million as at 31 December 2002 as S$335.0 million of its floating rate notes were reclassified as current liabilities as they are due for repayment in November 2003. The negative working capital of the Group increased by S$222.4 million from S$69.4 million as at 31 December 2002 to S$291.8 million as at 30 June 2003. The increase was due mainly to the utilisation of working capital of S$67.3 million to finance part of the Company's participation in Astra's rights issue and S$16.5 million to increase its interest in an associated company. In June 2003, S$100.3 million of the Group's long-term loans were reclassified to current borrowings as they are due for repayment in June 2004, contributing to the increase in the negative working capital.

The Company intends to reduce the shortfall in working capital by obtaining new long-term banking facilities.

The Directors are of the opinion that, after taking into consideration the new and existing

10. APPROVALS

10.1 **Listing Approval.** The SGX-ST has given its in-principle approval on 28 July 2003 for the admission to the Official List of the SGX-ST and for the dealing in and quotation of all the Rights Shares to be issued pursuant to the Rights Issue. Such in-principle approval is not to be taken as an indication of the merits of the Company, its subsidiaries, the Rights Shares or the Rights Issue.

10.2 **Abridged Prospectus.** The Rights Issue is subject, *inter alia*, to the lodgment of an abridged prospectus (the "**Abridged Prospectus**") together with all accompanying application forms relating to the Rights Issue with the Monetary Authority of Singapore.

11. NOTICE OF BOOKS CLOSURE DATE

Notice of Books Closure Date. Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed from 5.00 p.m. (Singapore time) on the Books Closure Date, up to and including 5.00 p.m. (Singapore time) on 15 August 2003, for the purpose of determining the provisional Rights Shares entitlements of shareholders under the Rights Issue. For the avoidance of doubt, the provisional Rights Shares entitlements of shareholders will be determined as at 5.00 p.m. (Singapore time) on 14 August 2003.

12. ELIGIBILITY TO PARTICIPATE IN THE RIGHTS ISSUE

12.1 **General.** The Rights Issue is being made to all shareholders who are eligible to participate ("**Entitled Shareholders**"), which comprise Entitled Depositors and Entitled Scripholders (both as defined below). The rights and the Rights Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"), or under the securities laws of any state of the United States. The rights and the Rights Shares are being offered and sold outside the United States in reliance on Regulation S ("**Regulation S**") under the Securities Act and, subject to certain exceptions, the rights and the Rights Shares may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in or into the United States.

12.2 **Entitled Depositors.** Shareholders whose Shares are registered in the name of The Central Depository (Pte) Limited ("**CDP**") and whose Securities Accounts with CDP are credited with Shares as at 5.00 p.m. (Singapore time) on the Books Closure Date ("**Depositors**") will be provisionally allotted Rights Shares entitlements on the basis of the number of Shares standing to the credit of their Securities Accounts with CDP as at the Books Closure Date. "**Entitled Depositors**" are Depositors (i) whose registered addresses with CDP are (a) in Singapore or (b) upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, in the United States, in each case as at the Books Closure Date or (ii) who have, by 7 August 2003, being five market days prior to the Books Closure Date, provided to CDP an address (a) in Singapore or (b) upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, in the United States, in each case for the service of notices and documents.

than 5.00 p.m. (Singapore time) on 7 August 2003 in order to receive the provisional allotment of Rights Shares entitlements, subject to relevant local laws.

12.3 **Entitled Scripholders.** Duly completed and stamped transfers (in respect of Shares not registered in the name of CDP) together with all relevant documents of title received up to 5.00 p.m. (Singapore time) on the Books Closure Date by the Company's Share Registrar, M & C Services Private Limited at 138, Robinson Road, #17-00, The Corporate Office, Singapore 068906, will be registered to determine the provisional Rights Shares entitlements of the transferee (a "**Scripholder**", which term shall include a person who is registered as a holder of Shares and whose share certificates are not deposited with CDP) under the Rights Issue. "**Entitled Scripholders**" are Scripholders (i) whose registered addresses with the Company are (a) in Singapore or (b) upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, in the United States, in each case as at the Books Closure Date or (ii) who have, by 7 August 2003, provided the Company with addresses (a) in Singapore or (b) upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, in the United States, in each case for the service of notices and documents.

Any Scripholder who has a registered address outside Singapore may provide the Company's Share Registrar, M & C Services Private Limited at 138, Robinson Road, #17-00, The Corporate Office, Singapore 068906, with an address in Singapore for the service of notices or documents not later than 5.00 p.m. (Singapore time) on 7 August 2003 in order to receive the provisional allotment of Rights Shares entitlements.

12.4 **New Shareholders arising from Edaran Otomobil Nasional's ("EON") distribution in specie ("EON-related Shareholders").** EON announced on 24 June 2003 certain key dates regarding its distribution in specie of Cycle & Carriage Shares to its shareholders (the "**EON Distribution**"). According to the said announcement by EON, the date the EON Distribution will be payable to relevant EON shareholders is 9 August 2003. As the Books Closure Date of the Rights Issue is 14 August 2003, provided that the EON Distribution is made by 9 August 2003, EON-related Shareholders who own Shares as at the Books Closure Date will be able to participate in the Rights Issue, to the extent that they are also Entitled Shareholders. The timetable for the Rights Issue is independent of the timetable for the EON Distribution and accordingly, there is no assurance that the EON-related Shareholders will be able to participate in the Rights Issue. As at 11 July 2003, being the books closure date for the EON Distribution, and based on the issued share capital of the Company as at the date of this Announcement, EON held 11.8 per cent. of the issued and paid up capital of the Company.

12.5 **Restricted Shareholders.** Subject to certain exceptions, the Rights Issue is not being extended to shareholders in the United States. Holders of the Company's American depositary receipts ("**ADRs**") will not be eligible to participate in the Rights Issue. In order to participate in the Rights Issue, holders of ADRs not located in the United States are required to exchange their ADRs for the underlying Shares.

The Abridged Prospectus and its accompanying documents will not be registered in any other jurisdiction other than Singapore. The distribution of the Abridged Prospectus and its accompanying documents may be prohibited or restricted (either absolutely or unless various securities requirements, whether legal or administrative, are complied with) in certain

The Rights Shares will not be offered to shareholders (i) with registered addresses outside Singapore and, upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, the United States as at the Books Closure Date and (ii) who have not, by 7 August 2003, being five market days prior to the Books Closure Date, provided to CDP or the Company, as the case may be, with addresses in Singapore or, upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, the United States for the service of notices and documents ("**Restricted Shareholders**").

The entitlements of the Restricted Shareholders will, if practicable, at the Company's discretion, be sold "nil-paid" on the SGX-ST. Such sale proceeds, less any expenses incurred, will be distributed to the respective Restricted Shareholders shortly after the closing of the Rights Issue, which is currently expected to be in early-September 2003, provided that where the amount to be distributed to any single Restricted Shareholder is less than S$10, it will be retained for the sole benefit of the Company and no Restricted Shareholder shall have any claim whatsoever against the Company, CDP, the Joint Underwriters or the Share Registrar in connection therewith.

12.6 **Entitlements Not Taken Up**. Any entitlements of Rights Shares not taken up for any reason will be aggregated and allocated to satisfy excess applications or disposed of in such manner as the Directors may, in their absolute discretion, deem fit.

13. GENERAL

13.1 **Abridged Prospectus**. The Company will issue and despatch the Abridged Prospectus and application forms for the Rights Issue to Entitled Shareholders after the Books Closure Date. Any Entitled Shareholder who wishes to subscribe for any Rights Shares must do so in the manner set out in the Abridged Prospectus and its accompanying documents.

13.2 **Options**. As provided for in the rules of the ESOS, the Company will make adjustments to the exercise price and/or the number of Shares comprised in the outstanding Options, to take into account the Rights Issue so that employees participating in the ESOS will not be adversely affected thereby. The Company will provide more specific details regarding the adjustments to ESOS participants in due course after the Books Closure Date.

13.3 **Interest of Directors or Substantial Shareholders.** Save as disclosed, no Director or any substantial shareholder of the Company has any interest in the Rights Issue (other than in his/its capacity as a Director or shareholder or Optionholder of the Company, as the case may be).

14. FURTHER INFORMATION

For further information, please contact the following:

Cycle & Carriage:

Ho Yeng Tat
Group Company Secretary
Tel: +65 64708108

UBS:

Ganen Sarvananthan
Director, Equity Capital Markets
Tel: +65 6836 5729
Mobile: +65 9862 3803

Vineet Mishra
Director, Investment Banking Department
Tel: +65 6836 5744
Mobile: +65 9730 3894

BY ORDER OF THE BOARD

Ho Yeng Tat
Group Company Secretary

29 July 2003
Singapore

This Announcement is not for distribution, directly or indirectly, in or into the United States. This Announcement is not, and is not intended to be, an offer of securities for sale in the United States. Securities may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Cycle & Carriage. Such prospectus will contain detailed information about Cycle & Carriage and its management, as well as financial statements.

APPENDIX 1

DESCRIPTION OF BUSINESS

A. Business Profile

The Group has three core business interests: a strategic 35.1 per cent. interest in Astra, a leading Indonesian conglomerate which is the largest independent automotive group in Southeast Asia by unit sales; motor vehicle distribution and retail operations; and property investment and development.

The Company is listed on the SGX-ST with a market capitalisation of approximately S$1.2 billion as at the close of trading on 28 July 2003, being the last trading day prior to the date of this Announcement. The Group employs approximately 100,000 employees in six countries in Singapore, Malaysia, Indonesia, Thailand, Australia and New Zealand. For 2002, the Group generated revenue of S$4,985.7 million and net profit of S$217.5 million which has been restated, with total assets of S$2,424.4 million. For the six months ended 30 June 2003, the Group generated revenue of S$2,695.1 million and net profit of S$163.1 million, with total assets of S$2,663.1 million as at 30 June 2003.

A.1 *Astra*

Astra is listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange and has a market capitalisation of approximately 15.1 trillion Rupiahs (S$3.1 billion) as at the close of trading on 28 July 2003, being the last trading day prior to the date of this Announcement. It has an approximate 43 per cent. and 57 per cent. share of the motor vehicle and motorcycle markets in Indonesia, respectively, for 2002. Astra handles the Toyota, Daihatsu, Isuzu, BMW, Peugeot and Nissan Diesel marques in the motor vehicle sector, and the Honda marque for motorcycles. Astra also has interests in palm oil, heavy equipment, financial services and information technology. Astra has become the major contributor to the Group's earnings and is expected to continue to be so going forward.

On 22 May 2003, the shareholders of Astra approved the business restructuring of PT Toyota-Astra Motor ("**TAM**"), a 51.0 per cent. owned subsidiary of Astra, involving a separation of the distribution and manufacturing activities in TAM. Pursuant to the business restructuring, (i) the business activities, assets and liabilities relating to distribution activities currently owned by TAM will be transferred to a new joint venture company, to be 51.0 per cent. owned by Astra and 49.0 per cent. owned by Toyota Motor Corporation, Japan ("**TMC**"), established to carry on the distribution of Toyota brands in Indonesia and (ii) Astra will sell 46.0 per cent. of its shares in TAM to TMC. Following the business restructuring, TAM will become a manufacturing company, 5.0 per cent. owned by Astra and 95.0 per cent. owned by TMC.

As described in Section 4.1 above, Astra had announced on 8 July 2003 that it expects to accomplish Release Date by the end of this year and that, in the absence of unforeseen circumstances, it is possible for it to pay a total final dividend for FY2003 of around 25 per cent. of its net profit excluding extraordinary income. This would include an interim dividend for FY2003 of 50 Rupiahs per share, anticipated to be paid before December 2003. Astra's

achievement of a satisfactory business performance and the maintenance of a sound financial position.

A.2 *Motor vehicle distribution and retail*

The Group's motor operations in Singapore encompass motor distribution, retailing, after-sales service and vehicle financing, and handle the Mercedes-Benz, Mitsubishi and Kia marques. In January 2001, the Group became the exclusive Mercedes-Benz dealer in Singapore when DaimlerChrysler AG took over the Singapore Mercedes-Benz wholesale distribution operations previously undertaken by the Group.

In Malaysia, the Group has a 48.1 per cent. stake in listed associate, Cycle & Carriage Bintang Berhad, which handles the Mercedes-Benz, Mazda and Peugeot marques. The business is supported by a network of branches, outlets, dealers, authorised workshops and component parts stockists. On 1 January 2003, DaimlerChrysler AG took over the wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia. However, Cycle & Carriage Bintang Berhad continued with its retail functions as a major dealer for Mercedes-Benz vehicles. The Group also has an 84.5 per cent.-owned Malaysian subsidiary, Cycle & Carriage (Malaysia) Sdn Berhad, which is a dealer handling the Proton, Mazda, Mitsubishi, Kia, Hyundai and Isuzu marques.

In Australia, the Group is involved in importing and distributing Hyundai and Audi vehicles and providing vehicle financing and logistics services. The Group's wholly-owned New Zealand subsidiary, Truck Investments Limited, is a distributor of heavy vehicles including Hino, Renault, ERF and Mack trucks. The Group's New Zealand business also distributes Nissan Diesel heavy trucks and Kia vehicles and operates Nissan, Mitsubishi, Chrysler and Suzuki dealerships. In Thailand, the Group is an authorised dealer for Ford.

A.3 *Property investment and development*

The Group's property business encompasses the investment and development of residential, commercial and industrial properties in Singapore and Malaysia. The book value of the Group's property portfolio was S$939.0 million as at 31 December 2002 and S$1,044.1 million as at 30 June 2003. The Group's principal property entity is 65.7 per cent.-owned MCL Land Limited ("**MCL Land**"), which is listed on the SGX-ST. MCL Land has more than 30 years' experience in property investment and development in Singapore and Malaysia. The Group's 79.3 per cent.-owned subsidiary, CCL Group Properties Sdn Berhad, holds investment properties in Malaysia.

A.4 *JSH*

In November 2002, the Company became a subsidiary of JSH following the close of a successful partial offer which increased JSH's shareholding in the Company from 29.2 per cent. to 50.2 per cent. JSH has been a major shareholder of the Company since 1992 when it initially acquired a 16.0 per cent. shareholding.

JSH is fully supportive of the Group's business development strategy. Pursuant to the JAH Placement Agreement as described in Section 5.2 above, a wholly-owned subsidiary of JSH

B. Group Strategy

The Group's strategy is to concentrate on the development of each of its three core business interests.

The Group is closely involved in the strategic development of Astra and has five representatives on the Board of Commissioners of Astra. The Directors believe Astra is now soundly financed and is well-positioned to grow its existing automotive and non-automotive businesses. Astra is now an important component of the profitability of the Group.

The Group's strategy for its motor vehicle distribution and retail operations, other than those held by Astra, is to continue to develop both the luxury as well as quality value vehicle markets encompassing a wide range of marques. It is also developing ancillary services to expand the earnings base in areas such as finance, insurance and after sales service.

MCL Land's strategy is to focus on the upgraders' market and to provide high-end apartments at affordable prices. MCL Land intends to build its landbank in the short term and reduce the funds currently tied up in low yielding properties. MCL Land will continue to be innovative in its product design to ensure the maintenance of its leading edge. Cost management also remains a key component of enhancing its competitiveness.

APPENDIX 2

FINANCIAL EFFECTS OF RIGHTS ISSUE

For illustrative purposes only the proforma financial effects of the Rights Issue, based on the audited consolidated financial statements of the Group for the financial year ended 31 December 2002 ("**FY2002**") and the unaudited consolidated financial statements of the Group for the six months ended 30 June 2003 ("**HY2003**"), assuming that none of the Vested Options as at the date of this Announcement are exercised and the minimum number of Rights Shares are issued, and assuming that all the Vested Options as at the date of this Announcement are exercised and the maximum number of Rights Shares are issued, are set out below.

A. Net Tangible Assets ("NTA")

	Assuming no Vested Options are exercised		Assuming all Vested Options are exercised	
	HY2003 S$ million	FY2002 S$ million	HY2003 S$ million	FY2002 S$ million
NTA as at HY2003/FY2002	1,248.4	1,018.7	1,248.4	1,018.7
Estimated proceeds from the exercise of all Vested Options	-	-	10.8	12.7
NTA before the Rights Issue	1,248.4	1,018.7	1,259.2	1,031.4
Estimated net proceeds from the Rights Issue	233.7	233.7	236.1	236.1
NTA after adjusting for the Rights Issue	1,482.1	1,252.4	1,495.3	1,267.5
NTA per Share before the Rights Issue (S$) *	5.08	4.15	5.08	4.16
NTA per Share after adjusting for the Rights Issue (S$) *	4.52	3.82	4.52	3.83

* Based on the number of issued Shares and Vested Options (where they are assumed to be exercised) as at the date of this Announcement.

B. Earnings

	Assuming no Vested Options are exercised		Assuming all Vested Options are exercised	
	HY2003	FY2002	HY2003	FY2002
Net profit for HY2003/FY2002 (S$ million)	163.1	217.5 **	163.1	217.5 **
Number of Shares in issue (million) *	245.7	245.7	248.1	248.1
Number of Shares in issue, adjusted for the Rights Issue (million) *	327.5	327.5	330.8	330.8
Earnings per Share ("**EPS**") before the Rights Issue (cents) *	66.4	88.5	65.7	87.7
EPS after adjusting for the Rights Issue (cents) *	49.8	66.4	49.3	65.8

* Based on the number of issued Shares and Vested Options (where they are assumed to be exercised) as at the date of

C. Gearing (Net Debt/Shareholders' Funds)

	Assuming no Vested Options are exercised		Assuming all Vested Options are exercised	
	HY2003 S$ million	FY2002 S$ million	HY2003 S$ million	FY2002 S$ million
Shareholders' funds as at HY2003/FY2002	1,247.7	1,034.8	1,247.7	1,034.8
Estimated proceeds from the exercise of all Vested Options	-	-	10.8	12.7
Shareholders' funds before the Rights Issue	1,247.7	1,034.8	1,258.5	1,047.5
Estimated net proceeds from the Rights Issue	233.7	233.7	236.1	236.1
Shareholders' funds after adjusting for the Rights Issue	1,481.4	1,268.5	1,494.6	1,283.6
Net debt as at HY2003/FY2002	777.8	633.9	777.8	633.9
Estimated proceeds from the exercise of all Vested Options	-	-	(10.8)	(12.7)
Net debt before the Rights Issue	777.8	633.9	767.0	621.2
Estimated net proceeds from the Rights Issue	(233.7)	(233.7)	(236.1)	(236.1)
Net debt after adjusting for the Rights Issue	544.1	400.2	530.9	385.1
Net debt over shareholders' funds before the Rights Issue (%)	62.3	61.3	60.9	59.3
Net debt over shareholders' funds after adjusting for the Rights Issue (%)	36.7	31.5	35.5	30.0

D. Gearing (Net Debt/Capital Employed)

	Assuming no Vested Options are exercised		Assuming all Vested Options are exercised	
	HY2003 S$ million	FY2002 S$ million	HY2003 S$ million	FY2002 S$ million
Capital employed as at HY2003/FY2002	1,577.2	1,365.6	1,577.2	1,365.6
Estimated proceeds from the exercise of all Vested Options	-	-	10.8	12.7
Capital employed before the Rights Issue	1,577.2	1,365.6	1,588.0	1,378.3
Estimated net proceeds from the Rights Issue	233.7	233.7	236.1	236.1
Capital employed after adjusting for the Rights Issue	1,810.9	1,599.3	1,824.1	1,614.4
Net debt over capital employed before the Rights Issue (%)	49.3	46.4	48.3	45.1
Net debt over capital employed after adjusting for the Rights Issue (%)	30.0	25.0	29.1	23.9